UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news.

OTHER NEWS

Subject: Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

This is further to our disclosure dated March 20, 2024 wherein ICICI Bank Limited (“the Bank”) had communicated that I-Process Services (India) Private Limited (“iProcess” or “the Company”) had become a subsidiary of the Bank.

We wish to inform that subsequent to the above disclosure, the Bank has purchased 19,620 shares of the Company in off-market transactions. Consequently, the Company has become a wholly-owned subsidiary of the Bank today.

You are requested to please take the above information on record.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	March 22, 2024	By:	/s/Prachiti Lalingkar
			Name:	Prachiti Lalingkar
			Title:	Company Secretary